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Product Alert

June 28, 2011

Wells Fargo Funds Management files definitive proxy proposing mergers of certain funds

On June 28, 2011, Wells Fargo Funds Management, LLC, the investment advisor to Wells Fargo Advantage Funds, filed definitive proxy statements/prospectuses proposing the mergers of certain product offerings. The proposed mergers have been unanimously approved by the Wells Fargo Advantage Funds Board of Trustees and are subject to approval by the funds’ shareholders.

Proposed mergers

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Classic Value Fund	Wells Fargo Advantage Equity Value Fund	D. Kevin McCreesh, CFA; Ronald M. Mushock, CFA (Systematic Financial Management)
Wells Fargo Advantage Core Equity Fund	Wells Fargo Advantage Opportunity FundSM	Ann M. Miletti; Thomas D. Wooden, CFA (Wells Capital Management)
Wells Fargo Advantage Growth Opportunities Fund	Wells Fargo Advantage Discovery FundSM	Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management)
Wells Fargo Advantage Mid Cap Growth Fund	Wells Fargo Advantage Enterprise FundSM	Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management)
Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Emerging Growth Fund[1]	Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA (Wells Capital Management)
Wells Fargo Advantage VT Core Equity Fund	Wells Fargo Advantage VT Opportunity FundSM	Ann M. Miletti; Thomas D. Wooden, CFA (Wells Capital Management)

1. The Wells Fargo Advantage Emerging Growth Fund is closed to new investors (with certain exceptions outlined in the fund’s recent supplement to its Statement of Additional Information).

Section I: Questions and answers about merger proposals

The Wells Fargo Advantage Funds Board of Trustees has unanimously approved the following fund merger proposals, which are subject to further approval by the funds’ shareholders. Wells Fargo Funds Management proposed these changes to the Board in consideration of, among other things, the opportunity to merge certain overlapping funds with the objective of having a more streamlined, consolidated, and competitive product lineup.

Core Equity and VT Core Equity Funds

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Core Equity Fund	Wells Fargo Advantage Opportunity FundSM	Ann M. Miletti; Thomas D. Wooden, CFA (Wells Capital Management)
Wells Fargo Advantage VT Core Equity Fund	Wells Fargo Advantage VT Opportunity FundSM	Ann M. Miletti; Thomas D. Wooden, CFA (Wells Capital Management)

Why did Wells Fargo Funds Management propose the merger of the Core Equity Fund into the Opportunity Fund (and the VT Core Equity Fund into the VT Opportunity Fund)?

The Core Equity team* at Wells Capital Management (WellsCap) assumed portfolio management responsibility for the Core Equity Fund and the VT Core Equity Fund on December 27, 2010, and since that time has managed the two funds in similar fashion to that of the Opportunity Fund and the VT Opportunity Fund.

The investment strategy utilized by the Core Equity team has been in place for more than 30 years, and the team has managed mutual fund portfolios for Wells Fargo Funds Management since 2005. During that period of time, Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the team’s investment process and its ability to maintain style purity and style consistency through different market cycles.

In addition, the investment strategy used by the Core Equity team shares many characteristics with the investment strategy of the predecessor team. Similar to the predecessor team, WellsCap’s Core Equity team uses fundamental research to identify equity securities of companies that the team believes are financially sound and have strong management teams and long-term growth prospects but that are also trading at a meaningful discount to what the team believes are the companies’ fair values.

Both the past and current management teams invested in both growth and value stocks to construct a diversified portfolio, and both teams allocated sizable portions of the portfolio to large-capitalization companies.

Unlike the predecessor team, however, the Core Equity team invests a greater portion of assets in small- and mid-capitalization securities. Wells Fargo Funds Management has recommended the merger of the two funds and the continued management by the Core Equity team because it believes that the team uses a similar investment approach through its use of fundamental research and its active core equity investing style. In addition, the decision was supported by the funds’ significant overlap among market capitalization ranges and a high correlation among fund returns. Wells Fargo Funds Management further believes that the merger allows for a greater potential of alpha-generation opportunities within the small- and mid-cap asset class and may provide investors increased potential to outperform the funds’ benchmarks and broader markets.

*  Please note that the name of the Core Equity team at WellsCap is unrelated to the name of the Wells Fargo Advantage Core Equity Fund.

Which portfolio manager was recently added to the Core Equity Fund and the VT Core Equity Fund?

In conjunction with the Board of Trustees’ approval of the proposed mergers, Thomas D. Wooden, CFA, joined Ann M. Miletti as co-portfolio manager for the Core Equity Fund and the VT Core Equity Fund. Ms. Miletti and Mr. Wooden also co-manage the Opportunity Fund and the VT Opportunity Fund.

What can you tell me about the portfolio managers?

Ann M. Miletti is a managing director and senior portfolio manager with the Core Equity team at WellsCap. In this role, she is lead portfolio manager for the small-cap, small/mid-cap, and mid-cap equity strategies, including the Wells Fargo Advantage Opportunity Fund. Ms. Miletti began her investment industry career in 1991 and joined WellsCap in 2005 from Strong Capital Management, where she served in a similar role. She began her career at Strong as an investor services representative and later became an equity research analyst. Ms. Miletti earned a bachelor’s degree in education from the University of Wisconsin, Milwaukee.

Thomas D. Wooden, CFA, is a portfolio manager on the Core Equity team at WellsCap and is a portfolio manager for the Wells Fargo Advantage Opportunity Fund. Before joining WellsCap in 2008, Mr. Wooden was an associate portfolio manager for Artisan Partners Limited Partnership, where he began his investment industry career in 1999. Earlier, he was an F-15C squadron assistant operations officer, weapons officer, and instructor pilot for the United States Air Force (USAF). Mr. Wooden earned a bachelor’s degree in business management from the USAF Academy in Colorado Springs, Colorado. He has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Tell me about the resources of the Core Equity team at WellsCap.

The Core Equity team has 16 members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. The team includes three portfolio managers/analysts, nine analysts, one product specialist, one trader, one team coordinator, and one assistant.

What is the Core Equity team’s stock selection process?

Ms. Miletti, Mr. Wooden, and the Core Equity team manage the Opportunity Fund and the VT Opportunity Fund by principally investing in equity securities of mid-capitalization companies with good business models and sustainable growth rates at reasonable valuations. Mid-capitalization companies are defined as those within the range of market capitalizations of companies in the Russell Midcap® Index. The team’s analysis is based on the determination of a company’s “private market value” which is the price an investor would be willing to pay for an entire company. The team compares the private market value as determined by these factors to a company’s public market capitalization and invests in the equity securities of those companies where it believes there is a significant gap between the two. A decision to sell an investment may take place when its market price no longer compares favorably with the company’s private market value. In addition, the team may choose to sell an investment when the fundamentals deteriorate or the strategy of the management or the management itself changes.

How do the investment approaches of the Core Equity Fund/VT Core Equity Fund and the Opportunity Fund/VT Opportunity Fund compare?

While all the funds’ share the same investment objective of seeking long-term capital appreciation, are actively managed, and have similar sector allocations, the Opportunity Fund and the VT Opportunity Fund principally invest at least 80% of the funds’ net assets in equity securities of mid-capitalization companies (as defined within the range of the Russell Midcap Index) and up to 25% of the funds’ total assets in equity securities of foreign issuers, including American depositary receipts (ADRs) and similar investments. In contrast, the Core Equity Fund and the VT Core Equity Fund principally invest at least 80% of the funds' net assets in equity securities of large-capitalization companies (as defined within the range of the S&P 500 Index) and up to 20% of the funds' total assets in equity securities of foreign issuers, including ADRs and similar investments.

Will there be a new share class of the acquiring funds as a result of the merger proposal?

The Board of Trustees has approved the launch of Class B shares of the Opportunity Fund, which are intended to receive the assets of the Class B shares of the Core Equity Fund. The Board of Trustees also has approved the launch of Class 1 shares of the VT Opportunity Fund, which are intended to receive the assets of the Class 1 shares of the VT Core Equity Fund.

Classic Value Fund

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Classic Value Fund	Wells Fargo Advantage Equity Value Fund	D. Kevin McCreesh, CFA; Ronald M. Mushock, CFA (Systematic Financial Management)

Why did Wells Fargo Funds Management propose the merger of the Classic Value Fund into the Equity Value Fund?

Systematic Financial Management, L.P. (Systematic), has managed large-cap value style mutual fund portfolios for Wells Fargo Funds Management since 2003. During that period of time, Wells Fargo Funds Management has developed a high level of confidence in the integrity and sustainability of the team’s investment process and its ability to maintain style purity and style consistency through different market cycles.

Wells Fargo Funds Management considered the following before making its recommendation:

The funds share the same investment objective of seeking long-term capital appreciation.

The funds have the same benchmark (the Russell 1000® Value Index).

The funds are in the same Morningstar category (Large Value).

What can you tell me about the portfolio managers of the Equity Value Fund?

D. Kevin McCreesh, CFA, is a partner with SystematicFinancial Management. As the firm’s chief investment officer, he has oversight responsibility for all of its clients’ portfolios. In addition, Mr. McCreesh serves as the lead portfolio manager for Systematic’s large- and small-cap portfolios and maintains analyst responsibilities as a generalist covering all economic sectors. He joined Systematic in 1996, has 23 years of investment experience, and has been actively involved with Systematic’s investment discipline since then. Mr. McCreesh has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the New York Society of Security Analysts. He earned a bachelor’s degree in geology from the University of Delaware and a master’s degree in business administration with an emphasis in financial management from Drexel University.

Ronald M. Mushock, CFA, is a partner at SystematicFinancial Management and has lead portfolio management responsibility for its mid- and small/mid-cap portfolios. In addition, Mr. Mushock maintains analyst responsibilities as a generalist covering all economic sectors. He joined Systematic in 1997 and has 18 years of investment experience. Mr. Mushock has earned the right to use the Chartered Financial Analyst® (CFA®) designation and is a member of the New York Society of Security Analysts. Mr. Mushock graduated summa cum laude from Seton Hall University with a bachelor’s degree in finance and earned a master’s degree in business administration with an emphasis in finance and international business from New York University's Stern School of Business.

Can you tell me more about Systematic Financial Management?

Systematic was founded in 1982 as a registered investment advisor specializing in the management of value-style equity portfolios throughout the market capitalization spectrum. The firm fosters a team approach to portfolio management and promotes a collegial environment that embraces the mission of providing clients with long-term investment results consistently above a fund’s benchmark. Systematic uses both quantitative and qualitative analysis in its investment strategy. In addition to managing the Wells Fargo Advantage Equity Value Fund, Systematic is a subadvisor to the underlying portfolios of many of our multistyle funds.

Tell me about the resources at Systematic.

Systematic’s investment team has 14 members, including one chief investment officer, four portfolio managers, one assistant portfolio manager, one senior equity analyst, and seven equity analysts.

What is Systematic’s stock selection process?

The team’s investment philosophy is predicated on the belief that investing in companies with a combination of attractive valuations and a positive earnings catalyst will generate superior long-term results that outperform an investment’s benchmark over the long term. The team does not buy companies simply because traditional valuation methods deem them bargains. Its objective is to invest in companies that, in its view, have a confirmed catalyst for stock price appreciation that, if realized, provides clients with investment results that could exceed the benchmark over the long term. In making investment decisions for the fund, the team applies a fundamentals-driven, company-specific analysis. As part of the analysis, the team evaluates criteria such as price-to-earnings, price-to-book, and price-to-sales ratios and cash flow. It also evaluates the companies' sales and expense trends, changes in earnings estimates and market position, and the industry outlook.

The Systematic team looks for catalysts that could positively or negatively affect prices of current and potential investments in companies for the fund. Additionally, it seeks confirmation of earnings potential before investing in a security and applies a rigorous screening process while managing the portfolio's overall risk profile. The team will generally consider selling a stock when it has achieved its fair value, when the issuer's business fundamentals have deteriorated, or if the potential for positive change is no longer evident.

How do the investment approaches of the Classic Value Fund and the Equity Value Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation and are actively managed large-cap value funds. They both principally invest in equity securities of large-capitalization companies, which we define as companies with market capitalizations within the range of the Russell 1000® Value Index.

Will there be a new share class of the acquiring fund as a result of the merger proposal?

The Board of Trustees has approved the launch of Class R shares of the Equity Value Fund, which are intended to receive the assets of the Class R shares of the Classic Value Fund.

Mid Cap Growth Fund and Growth Opportunities Fund

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Mid Cap Growth Fund	Wells Fargo Advantage Enterprise Fund	Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management)
Wells Fargo Advantage Growth Opportunities Fund	Wells Fargo Advantage Discovery Fund	Thomas J. Pence, CFA; Michael T. Smith, CFA (Wells Capital Management)

Why did Wells Fargo Funds Management propose the merger of the Mid Cap Growth Fund into the Enterprise Fund and the merger of the Growth Opportunities Fund into the Discovery Fund?

The Indianapolis-based Fundamental Growth Equity team has managed mutual fund portfolios such as the Wells Fargo Advantage Discovery Fund and the Wells Fargo Advantage Enterprise Fund since 2000—first for Strong Financial Corporation and then for Wells Fargo Funds Management. Wells Fargo & Co. acquired the mutual fund assets of Strong Financial Corporation in 2004. During that period of time, Wells Fargo Funds Management developed a high level of confidence in the integrity and sustainability of the team’s investment process and its ability to maintain style purity and style consistency through different market cycles.

Thomas Pence, Michael Smith, and WellsCap’s Fundamental Growth Equity team assumed portfolio management responsibility for the Mid Cap Growth Fund and the Growth Opportunities on March 21, 2011, and since that time have managed the funds in similar fashion to that of the Enterprise Fund and the Discovery Fund, respectively.

Wells Fargo Funds Management considered the following before making its recommendation:

All four funds share the same investment objective of seeking long-term capital appreciation.

The Mid Cap Growth Fund and the Enterprise Fund have the same benchmark (Russell Midcap® Growth Index).

The Growth Opportunity Fund and the Discovery Fund have the same benchmark (Russell 2500TM Growth Index).

All four funds are in the same Morningstar category (Mid Cap Growth).

What can you tell me about the portfolio managers of the Enterprise and Discovery Funds?

Thomas J. Pence, CFA, is a managing director and senior portfolio manager for the Fundamental Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management, where he served as a lead portfolio manager. Prior to joining Strong in 2000, Mr. Pence served as senior vice president and chief equity investment officer of Conseco Capital Management. While at Conseco, he was responsible for managing all tax-exempt and taxable growth equity portfolios and various mutual funds within the Conseco Fund Group. Prior to joining Conseco in 1991, Mr. Pence worked for the Forum Group, where he oversaw several transactions as part of the firm’s development and acquisition team. Before that, he was a financial consultant with Peterson & Company in Chicago. Mr. Pence earned a bachelor’s degree in business from Indiana University and a master’s degree in business administration with honors from the University of Notre Dame. He is a former board member of the Reese Investment Fund for Indiana University and has served as a director of the Indianapolis Society of Financial Analysts. Mr. Pence has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Michael T. Smith, CFA, is a portfolio manager for the Fundamental Growth Equity team at WellsCap. He also provides senior research coverage in the health care sector. Mr. Smith joined WellsCap from Strong Capital Management. Prior to joining Strong in 2000, Mr. Smith was responsible for assisting in the research and portfolio management effort for Conseco Capital Management’s equity portfolios. He earned a bachelor’s degree in economics from DePauw University. Mr. Smith has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Tell me about the resources of the Fundamental Growth Equity team at WellsCap.

Headed by Thomas Pence, the Fundamental Growth Equity team at WellsCap has 21 team members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. The team includes 16 portfolio managers/analysts, two traders, and three research assistants. The Fundamental Growth Equity team follows a co-portfolio management structure on all products, with Mr. Pence having the final decision-making authority for all strategies.

What is the team’s stock selection process?

The Fundamental Growth Equity team applies a largely identical investment approach to both the Enterprise Fund and the Discovery Fund. The team seeks to identify companies that have a prospect for improving sales and earnings growth rates and that enjoy a competitive advantage (for example, dominant market share) and that it believes have effective management with a history of making investments that are in the best interests of shareholders (for example, companies with a history of earnings and sales growth that are in excess of total asset growth). Financial analysis focuses equally on a company's income statement and its balance sheet. The team believes that future earnings growth can best be forecast by understanding the investment decisions of senior management. Intensive financial statement analysis helps determine the effectiveness of a company's business model. In other words, the foundation for future earnings is based on current capital resource allocation decisions, which can be determined by a thorough analysis of a balance sheet.

The team pays strict attention to cash flow and the required level of investment for earnings and cash-flow growth. The team believes that cash flow is a strong indicator of future earnings growth and profitability. As a result, free cash-flow yield is also a commonly used measurement. In addition to meeting with management, the team takes a “surround-the-company” approach by surveying a company's vendors, distributors, competitors, and customers to obtain multiple perspectives that help make better investment decisions. The funds’ portfolio holdings are continuously monitored for changes in fundamentals. The team seeks a favorable risk/reward relationship to fair valuation, which it defines as the value of the company (that is, its price target for the stock) relative to where the stock is currently trading. It may invest in any sector, and at times it may emphasize one or more particular sectors. The team may choose to sell a holding when it no longer offers favorable growth prospects or to take advantage of a better investment opportunity.

How do the investment approaches of the Mid Cap Growth Fund and the Enterprise Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation, are actively managed, and have a similar number of holdings. They both principally invest at least 80% of the net assets in equity securities of medium-capitalization companies (as defined within the range of the Russell Midcap® Growth Index). Unlike the Mid Cap Growth Fund, the Enterprise Fundmay principally invest up to 25% of the fund's total assets in equity securities of foreign issuers through ADRs and similar investments.

How do the investment approaches of the Growth Opportunities Fund and the Discovery Fund compare?

Both funds have the same investment objective of seeking long-term capital appreciation, are actively managed, and have a similar number of holdings. They both principally invest at least 80% of their total assets in equity securities of small- and medium-capitalization companies. Historically, the Growth Opportunities Fund has defined small- and medium-capitalization companies as those with market capitalizations within the range of the Russell 2500TM Growth Index at the time of purchase. The Discovery Fund has defined small- and medium-capitalization companies as those with market capitalizations within the range of the Russell 2500 Growth Index at the time of purchase. Unlike the Growth Opportunities Fund, the Discovery Fund may also principally invest up to 25% of the fund's total assets in equity securities of foreign issuers through ADRs and similar investments.

Will there be a new share class of the Enterprise Fund as a result of the merger proposal?

The Board of Trustees has approved the launch of Class B shares of the Enterprise Fund, which are intended to receive the assets of the Class B shares of the Mid Cap Growth Fund.

Small Cap Growth Fund

Merging (or target) fund	Acquiring fund	Portfolio managers of acquiring fund
Wells Fargo Advantage Small Cap Growth Fund	Wells Fargo Advantage Emerging Growth Fund[1]	Thomas C. Ognar, CFA; Bruce C. Olson, CFA; Joseph M. Eberhardy, CFA (Wells Capital Management)

The Wells Fargo Advantage Emerging Growth Fund is closed to new investors (with certain exceptions outlined in question 25 below).

Why did Wells Fargo Funds Management propose the merger of the Small Cap Growth Fund into the Emerging Growth Fund?

The Heritage Growth Equity team has managed mutual fund portfolios since 2002—first for Strong Financial Corporation and then for Wells Fargo Funds Management. Wells Fargo & Co. acquired the mutual fund assets of Strong Financial Corporation in 2004. During that period of time, Wells Fargo Funds Management developed a high level of confidence in the integrity and sustainability of the team’s investment process and its ability to maintain style purity and style consistency through different market cycles.

Thomas Ognar, Bruce Olson, Joseph Eberhardy, and their team assumed portfolio management responsibility for the Small Cap Growth Fund on March 21, 2011, and since that time have managed the fund in similar fashion to that of the Emerging Growth Fund.

Wells Fargo Funds Management considered the following before making its recommendation:

The funds share the same investment objective of seeking long-term capital appreciation.

The funds have the same benchmark (Russell 2000® Growth Index).

The funds are in the same Morningstar category (Small Cap Growth).

When did the Emerging Growth Fund close to new investors?

The fund closed to new investors on June 20, 2011 (with certain exceptions outlined below).

What are the exceptions to the Emerging Growth Fund’s closure?

Existing shareholders will continue to be able to invest in the fund.

Existing fee-based investment products and/or existing mutual fund wrap programs (through a broker, dealer, financial planner, or consultant) that currently use the fund in model portfolios may open new accounts within such existing models and products.

Registered investment advisors who currently use the fund in model portfolios will be able to continue to open new accounts.

New investors who were in the process of selecting the fund for investment and that confirmed indications of interest to invest in the fund to Wells Fargo Funds Management (or Wells Fargo Funds Distributor, LLC) on or before June 20, 2011, and who make their investments in the fund no later than December 31, 2011 will be able to invest in the fund.

Should the shareholders of the Small Cap Growth Fund approve the merger with the Emerging Growth Fund, they would be able to invest in the fund after the merger is completed.

What can you tell me about the portfolio managers of the Emerging Growth Fund?

Thomas C. Ognar, CFA, is a managing director and senior portfolio manager with the Heritage Growth Equity team at WellsCap. Mr. Ognar has oversight and portfolio management responsibility for the team’s small-cap, all-cap, and large-cap growth strategies. He began his investment industry career in 1993 and joined predecessor firm Strong Capital Management in 1998 as a research analyst. Prior to that, he was a research analyst with M&I Investment Management, Inc., and a trader with Republic Securities, Inc. Mr. Ognar earned a bachelor’s degree in finance from Miami University. He earned a master’s degree in finance from the University of Wisconsin, Madison, and is an alumnus of the Applied Security Analysis Program. Mr. Ognar has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Bruce C. Olson, CFA, is a managing director and portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management, where he held a similar position. Prior to joining Strong in 1994, Mr. Olson served as a managing partner of a private holding company. He began his investment industry career in 1982. Earlier, Mr. Olson was employed by Minton Investment Corporation, American National Bank and Trust of Chicago, and the Travelers Corporation. He earned a bachelor’s degree from Gustavus Adolphus College. Mr. Olson has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Joseph M. Eberhardy, CFA, is a portfolio manager with the Heritage Growth Equity team at WellsCap. He joined WellsCap from Strong Capital Management. Previously, Mr. Eberhardy was a senior research analyst with the Growth Equity team. His previous roles at Strong Capital Management included small- to mid-cap equity analyst, high-yield bond trader, and fixed-income accounting manager. His service at Strong began in 1994. Mr. Eberhardy earned a bachelor’s degree in accounting from the University of Wisconsin, Milwaukee. He is a certified public accountant and has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Tell me about the resources of the Heritage Growth Equity team at WellsCap.

The Heritage Growth Equity team has 12 team members. It is a highly experienced team with the depth of investment experience and industry specialization to effectively execute its investment process. Mr. Ognar, Mr. Olson, and Mr. Eberhardy serve as the team’s three portfolio managers and work closely with four senior research analysts, two traders, two product specialists, and a research assistant.

What is the Heritage Growth Equity team’s stock selection process for the Emerging Growth Fund?

In managing the Emerging Growth Fund, the team principally invests in equity securities of small-capitalization companies that it believes have prospects for robust and sustainable growth of revenues and earnings. The team defines small-capitalization companies as those with market capitalizations of $3 billion or less. The team believes that earnings and revenue growth relative to expectations are critical factors in determining stock-price movements. Thus, its investment process is centered on finding emerging growth companies with underappreciated prospects for robust and sustainable growth in earnings and revenue.

To find that growth, the team uses bottom-up research, emphasizing companies with management teams that have a history of successfully executing their strategies and that have business models with sufficient profit potential. The team forecasts revenue and earnings revision opportunities along with other key financial metrics to assess investment potential. It then combines that company-specific analysis with the assessment of secular and timeliness trends to form a buy/sell decision about a particular stock. The team may invest in any sector, and at times it may emphasize one or more particular sectors.

When the gap between the team's expectation for future growth and the market's expectation for future growth narrows, the risk/reward tradeoff becomes less favorable and the team will reduce or exit a position. The team's fundamental research continuously evaluates the gap between its expectations for growth and consensus expectations. A second component of the sell process is the belief that investors can be slow to react to new negative information. This slow response creates the potential for opportunistic selling situations when relevant negative data points surface.

Price targets are dynamic and are a constantly changing function based on the team's analysis of the level, rate, and sustainability of growth of cash flow and earnings for companies. They are also a function of the risks the team assigns to these factors. Therefore, exit prices are determined by a combination of the assessment of the sustainability of growth combined with the team's assigned risks.

How do the investment approaches of the Small Cap Growth Fund and the Emerging Growth Fund compare?

Both the Emerging Growth Fund and the Small Cap Growth Fund have the same investment objective of seeking long-term capital appreciation and are actively managed. Both funds principally invest at least 80% of their total assets in equity securities of small-capitalization companies. The team defines small-capitalization companies as those with market capitalizations of $3 billion or less. In addition, the Emerging Growth Fund may principally invest up to 25% of its total assets in equity securities of foreign issuers through ADRs and similar investments.

Will existing shareholders hold the same share class that they own today following the proposed fund merger?

Existing shareholders of the Small Cap Growth Fund will receive the same class of shares of the Emerging Growth Fund, with the exception of shareholders of the Class B shares—holders of class B shares of the Small Cap Growth Fund will receive Class A shares of the Emerging Growth Fund. There will be no contingent deferred sales charge (CDSC) applied as a result of the merger transaction for shareholders who own Class B shares of the Small Cap Growth Fund.

Section II: Proxy solicitation process and general information

How will shareholders be notified of these proposed changes? Do they need to take any action?

The current shareholders of the target (or merging) funds have been sent a prospectus supplement informing them of the Board of Trustees’ approval of the proposed mergers. These shareholders will receive a proxy statement/prospectus inviting them to vote on these merger proposals at a special shareholder meeting. Shareholders who receive proxy materials will have the opportunity to vote their shares.

What is the timeline for the mergers?

Time frame	Event
May 26, 2011	Record date for special shareholder meetings. (Shareholders who own shares of the target (or merging) funds as of this date will be eligible to vote their shares.)
June–July 2011	Proxy materials will be mailed to shareholders.
August 19, 2011

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m. Pacific Time at 525 Market Street, 12th Floor, San Francisco.

August–September 2011	If approved by shareholders, the mergers will take effect during the third quarter of 2011.

Can investors still purchase, redeem, and exchange the funds prior to the proposed mergers?

Yes. Shareholders will be able to continue to purchase, redeem, and exchange their shares prior to any merger, subject to any limitations described in the prospectus for the fund.

Who is entitled to vote?

Shareholders who owned shares of the target (or merging) funds on the record date, May 26, 2011, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting.

Calling the toll-free number listed on their proxy ballots; to vote by telephone, shareholders will need the control number printed on the ballot.

Going online to the website listed on their proxy ballots and following the instructions; to vote online, shareholders will need the control number printed on the ballot.

Personally attending and voting at the shareholder meeting on August 19, 2011.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy votes by mail. They may call the proxy solicitation firm, The Altman Group, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an email confirmation.

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time. The Altman Group may transfer shareholders to Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballots. They may vote online by following the instructions provided on their proxy ballots.

If shareholders approve the proposals, when will the mergers take place?

Upon shareholder approval, the mergers are expected to occur during the third quarter of 2011.

Will anyone call shareholders regarding these proxies?

The Altman Group, an independent proxy solicitor retained by Wells Fargo Funds Management, may contact shareholders regarding these proxies.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management or one of its affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the funds or to the funds’ shareholders.

What if shareholders of a certain fund ultimately do not approve a merger?

If this occurs, the merger will not take place for that fund, and the Board of Trustees will determine an appropriate course of action.

Whom can shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, their investment professional, or Wells Fargo Advantage Funds at 1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, The Altman Group, at 1-866-828-6931 from 9 a.m. to 10 p.m. Eastern Time.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap company stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

For the Variable Trust Funds, please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

Additional information and where to find it

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

In connection with the proposed transactions, the acquirer has filed prospectus/proxy statements with the Securities and Exchange Commission (SEC). All shareholders are advised to read their prospectus/proxy statement in its entirety because it contains important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail a prospectus/proxy statement to its shareholders once it is declared effective by the SEC. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the acquirer with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to the acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA 02266-8266,

1-800-222-8222, wellsfargo.com/advantagefunds. In addition to the prospectus/proxy statements, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC is set forth in the prospectus/proxy statements.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 203779 06-11

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE